Exhibit 99.1

Afya Limited Announces CFO Transition Plan

January 13, 2020 – Afya Limited, or Afya (Nasdaq: AFYA), today announced that Luciano Toledo de Campos, its Chief Financial Officer, notified the company of his intention to leave for personal reasons. Mr. Campos will remain in the company serving as Chief Financial Officer to ensure a smooth and effective transition of his duties, including through its scheduled full year 2019 financial results announcement. Afya has already started conducting a search for its next CFO.

We confirm that the transition is not related to any matter regarding the company’s financial reporting, accounting or business and that the full year guidance provided by the company remains the same.

“We are grateful for the time Mr. Campos has spent with us, his role in the transition from private to a public company has been very important and we wish him all the best” said Virgilio Gibbon, CEO of Afya.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br